Exhibit 99.1

Global Partner for Success

HiSoft Announces Results of 2011 Annual General Meeting

BEIJING, October 17, 2011 — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced that all shareholder resolutions proposed at the Company’s 2011 annual general meeting held today were duly passed.

HiSoft’s shareholders passed the following resolutions proposed by the Company:

1.               Re-election of Dr. Pehong Chen as a Director of the Company;

2.               Re-election of Mr. Davy Lau as a Director of the Company;

3.               Re-election of Ms. Jenny Lee as a Director of the Company;

4.               Ratification of the appointment of Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2010 at a fee authorized by the Board of Directors;

5.               Authorization of the appointment of Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2011 at a fee authorized by the Board of Directors;

6.               Ratification of the adoption of the Audited Financial Statements for the fiscal year 2010 and the Report of the Independent Registered Public Accounting Firm, and their inclusion in the Company’s 2010 annual report; and

7.               Authorization of the Directors to take any and every action that might be necessary to effect the foregoing resolutions 1 through 6, as the Board of Directors, in their absolute discretion, think fit.

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com .

For investor and media inquiries please contact:

In China:

Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5865

Email: investor_relations@hisoft.com

Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: hsft@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: hsft@ogilvy.com

HiSoft Technology International Limited,  Zhong Guang Cun Dong Sheng Science & Technology Park, Building C-4,

No. 66 Xixiaokou Road, Haidian District, Beijing, China 100192